09041364

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49830

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 AND ENDING 12/31/08
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Evercore Group L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 EAST 52ND STREET
(No. and Street)

New York	New York	10055
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Paul Pensa 212-822-7573
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

9/3/09

EVERCORE GROUP L.L.C.
(S.E.C. I.D. No. 8-49830)

STATEMENT OF FINANCIAL CONDITION
AS OF
DECEMBER 31, 2008
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

Deloitte.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 21 2009
DIVISION OF MARKET REGULATION

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member of Evercore Group L.L.C.:

We have audited the accompanying statement of financial condition of Evercore Group L.L.C. (the "Company") as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Evercore Group L.L.C. at December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 25, 2009

EVERCORE GROUP L.L.C.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008
(Dollars in thousands)

ASSETS	
Cash and cash equivalents	$ 37,017
Accounts receivable (net of allowances of $250)	17,945
Note receivable	1,000
Due from affiliates	3,586
TOTAL ASSETS	$ 59,548
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES—Deferred revenue	$ 3,651
Total liabilities	3,651
MEMBER'S EQUITY	55,897
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 59,548

See notes to statements of financial condition.

EVERCORE GROUP, L.L.C.

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2008

1. ORGANIZATION

Evercore Group L.L.C. (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides corporate finance advisory services primarily to corporations in connection with mergers, acquisitions, divestitures, leveraged buyouts, joint ventures, restructuring, recapitalizations, and other extraordinary corporate transactions. These services also include the establishment of appropriate acquisition criteria; screening and identification of acquisition targets; valuation and assistance with due diligence and formulation of strategy; assistance with negotiations and with the consideration of financing alternatives. The Company also provides valuation services, including public company comparisons and comparable transaction analysis.

The Company does not engage in any of the following activities:

a. Executing transactions in securities for or with clients, or processing any such transactions;

b. Carrying securities accounts for clients;

c. Receiving or holding securities or funds of clients;

d. Underwriting or dealing in securities or participating in selling groups for securities offerings; and

e. Acting as an "investment adviser" (e.g., regularly advising clients, for a fee, as to the desirability of purchasing or selling portfolio securities).

Evercore Partners Services East L.L.C. ("East") is the sole member of the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The accompanying financial statements are presented in accordance with accounting principles generally accepted in the United States of America.

Advisory Fee Income—The Company earns advisory revenue through: 1) success fees based on the occurrence of certain events which may include announcements or completion of various types of financial transactions; 2) retainer arrangements and 3) fairness opinions.

The Company recognizes advisory revenue when: 1) there is evidence of an arrangement with a client; 2) agreed upon services have been provided; 3) fees are fixed or determinable and 4) collection is reasonably assured.

Fees paid in advance of services rendered are initially recorded as deferred revenue and recognized as advisory revenue ratably over the period in which the related service is rendered.

Interest Income—Interest is recorded on cash and cash equivalent balances on an accrual basis as earned.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents—The Company considers all highly liquid investments with remaining maturities of three months or less to be cash equivalents.

Fair Value of Financial Instruments – The Company's cash and cash equivalents are recorded at fair value or at amounts that approximate fair value.

Accounts Receivable—Accounts Receivable consists primarily of advisory fees and expense reimbursements charged to the Company's clients. Accounts Receivable are reported net of any allowance for doubtful accounts. Management of the Company derives the estimate through specific identification for the allowance for doubtful accounts and an assessment of the client's creditworthiness.

Income Taxes—No provision for federal or state income taxes is included in the accompanying financial statements as the Member is responsible for such taxes based on its share of the Company's income.

Adoption of New Accounting Pronouncements—In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in GAAP and requires enhanced disclosures about fair value measurements. The adoption of SFAS 157 on January 1, 2008 did not have a material impact on the Company's financial condition, results of operations and cash flows.

In February 2007, the FASB issued SFAS No. 159, *Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS 159"). SFAS 159 permits all entities the option to measure most financial instruments and certain other items at fair value at specified election dates and to report related unrealized gains and losses in earnings. The fair value option is generally applied on an instrument-by-instrument basis and is generally an irrevocable election. The Company adopted SFAS 159 on January 1, 2008 and has not elected to apply the fair value option to any specific financial assets or liabilities.

3. RELATED PARTY TRANSACTIONS

Pursuant to a Service Agreement effective January 1, 2003, East provides the following services to the Company:

a. Use of office space including all necessary furniture, office equipment, data processing and communication equipment;

b. All communication services, postage, office supplies;

c. Administrative and support services and equipment as may be necessary for the Company to conduct its business;

d. Payment of salaries, bonuses and related costs of all East employees performing duties on behalf of the Company; and

e. Payment on the Company's behalf of all registration and filing fees necessary for the Company to do business as a broker-dealer.

Throughout the year, an allocation of the above costs, with no mark-up in price, is made to the Company by East via a service fee. This fee is settled monthly.

During the year ended December 31, 2008, the Company incurred service fees of $104.1 million to East.

The amounts reflected in Due from Affiliates represent cash advances to affiliated companies resulting from overpayment of service fees due to the finalization of discretionary compensation in January 2009. These amounts were settled on January 27, 2009.

4. NOTE RECEIVABLE

The Note Receivable of $1.0 million is due from a client in consideration of Advisory services performed. It is due based on quarterly payments in 2009 at an interest rate of 2.5%.

5. NET CAPITAL REGULATORY REQUIREMENTS

The Company is subject to the SEC's Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, which shall be the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2008, the Company had net capital of $32.9 million, which is an excess of $32.7 million in relation to its minimum net capital requirement of $0.2 million.

The Company does not carry the accounts of its customers and, accordingly, is exempt from the provision of SEC Rule 15c3-3.

The Company periodically makes equity distributions to the Member. These distributions are subject to certain notification and other provisions of the net capital rules of the SEC. On February 5, 2009, the Company distributed $21.0 million to the Member.

6. CONCENTRATION OF RISK

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily Cash and cash equivalents at December 31, 2008, which are primarily on deposit with two commercial financial institutions. The Company is dependent on the services and businesses of East and other affiliates for the conduct of its business. As of December 31, 2008, three separate clients each individually accounted for 15%, 15% and 12% of the Company's consolidated Accounts Receivable balance.

7. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In December 2007, the FASB issued SFAS No. 141(R), *Business Combinations* ("SFAS 141(R)"). SFAS 141(R) requires the acquiring entity in a business combination to recognize the full fair value of assets acquired and liabilities assumed in the transaction (whether a full or partial acquisition); establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; requires expensing of most transaction and restructuring costs; and requires the acquirer to disclose to investors and other users all of the information needed to evaluate and understand the nature and financial effect of the business combination. SFAS 141(R) is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.

In October 2008, the FASB issued FSP No. FAS 157-3, *Determining the Fair Value of a Financial Asset in a Market That Is Not Active* ("FSP FAS 157-3"), which clarifies the application of SFAS 157 in an inactive market and provides an illustrative example to demonstrate how the fair value of a financial asset is determined when the market for that financial asset is inactive. FSP FAS 157-3 was effective upon issuance and did not have a material impact on the Company's financial condition, results of operations and cash flows.

8. COMMITMENTS AND CONTINGENCIES

In the normal course of business, from time to time the Company and its affiliates may be involved in judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses, and, in the past, the Company and its affiliates have been named as a defendant in civil litigation matters involving present or former clients or competitors. In addition, United States government agencies and self-regulatory organizations, as well as state securities commissions in the United States, conduct periodic examinations and initiate administrative proceedings regarding the Company's business, including, among other matters, accounting and operational matters, that can result in censure, fine, the issuance of cease-and-desist orders or the suspension or expulsion of a broker-dealer or its directors, officers or employees.

The Company contests liability and/or the amount of damages as appropriate. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases where claimants seek substantial or indeterminate damages or where investigations and proceedings are in the early stages, the Company cannot predict with certainty the loss or range of loss, if any, related to such matters, how or if such matters will be resolved, when they will ultimately be resolved, or what the eventual settlement, fine, penalty or other relief, if any, might be. Subject to the foregoing, and except for the pending matter described in the paragraphs below, the Company believes, based on current knowledge and after consultation with counsel, that the outcome of the pending matters will not have a material adverse effect on the consolidated financial condition of the Company, although the outcome of such matters could be material to the Company's operating results and cash flows for a particular future period, depending on, among other things, the level of the Company's revenues or income for such period. Legal reserves are established in accordance with SFAS 5. Once established, reserves are adjusted when there is more information available or when an event occurs requiring a change.

Leases— In July 2006, the Company and Evercore Group Holdings L.P. ("EGH") entered into a lease for an additional 124,000 square feet of office space at our principal executive offices at 55 East 52nd Street, New York, New York. The rental payment obligations under the lease for the Company and EGH are as follows: $9.6 million within one year or less, $19.2 million in one to three years, $20.2 million in three to five years and $99.1 million after five years. It's the intention of Evercore Partners

Inc. that EGH is the primary obligor under this lease arrangement. EGH and the Company have sublet a portion of this additional space. The Company took possession of all the above mentioned space in June 2007. The term of the lease expires on April 29, 2023.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 25, 2009

Evercore Group L.L.C.
55 East, 52nd Street,
New York, NY

In planning and performing our audit of the financial statements of Evercore Group L.L.C. (the "Company") for the year ended December 31, 2008 (on which we issued our report dated February 25, 2009 and such report expressed an unqualified opinion on those financial statements), in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP